EXHIBIT 12.1
CONN'S, INC. AND SUBSIDIARIES
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended January 31,
	2017(1)	2016	2015	2014	2013
Income (loss) before income taxes	$(34,517)	$90,502	$146,519	$82,721	$(3,882)
Fixed charges	122,701	86,195	50,245	32,076	29,037
Capitalized interest	(353)	(660)	(189)	(333)	(360)
Total earnings	$87,831	$134,778	$140,558	$178,262	$111,398
Interest expense(2)	$98,968	$63,767	$29,554	$15,657	$17,407
Estimated interest within rent expense	23,733	22,428	20,691	16,419	11,630
Total fixed charges	$122,701	$86,195	$50,245	$32,076	$29,037
Ratio of earnings to fixed charges	—	1.6	2.8	5.6	3.8

(1)	Due to our loss in the year ended January 31, 2017, the ratio coverage was less than 1:1. Additional earnings of $34.9 million would have been required to achieve a ratio of 1:1.

(2)	Includes interest and fees on debt, interest on capital leases (including capitalized interest) and amortization of debt issuance costs.